Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2020	Q1 2020	Six months ended April 30, 2020	For the year-ended October 2019
Return on Assets	0.36%	0.92%	0.63%	0.90%
Return on Equity	7.3%	17.6%	12.5%	16.8%
Dividend Payout Ratio	108%	44%	62%	46%
Equity to Asset Ratio	5.06%	5.50%	5.27%	5.64%